JTH Holding, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

June 18, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    JTH Holding, Inc.
Registration Statement on Form S-1
Filed on September 2, 2011, as amended
File No. 333-176655

Dear Mr. Spirgel:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JTH Holding, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1, Commission File No. 333-176655 (as amended to date, the “Registration Statement”), and all the amendments and exhibits thereto, to be effective as of the date hereof or at the earliest practical date thereafter.

The Registrant originally filed the Registration Statement with the Commission on September 2, 2011 and subsequently amended the Registration Statement on October 13, 2011, November 7, 2011, February 3, 2012, March 16, 2012 and October 15, 2012. The Registrant no longer intends to proceed with the proposed offering on the terms described in the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Registration Statement has not become effective, and no offers or sales have been made or will be made under the Registration Statement.

The Registrant also requests, that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned via email at jim.wheaton@libtax.com, with a copy to David W. Ghegan of Troutman Sanders LLP, via email at david.ghegan@troutmansanders.com.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (757) 301-8144 or David W. Ghegan at (404) 885-3139.

June 18, 2014

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the Staff of the Commission.

Sincerely,

/s/James J. Wheaton
James J. Wheaton
Vice President and General Counsel

cc:    David W. Ghegan
Troutman Sanders LLP